Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Reports Third Quarter 2024 Results

●	Third quarter revenues of $50.7 million, in line with previous guidance

●	Third quarter GAAP net loss of $0.9 million; non-GAAP net income of $5.5 million

●	Continued positive cash generation from operations

●	Significant year-over-year improvement in non-GAAP gross margin and return to adjusted EBITDA profitability

●	Industry-leading platforms, Apollo and Atlas MAX, continue to gain adoption among screen-replacement customers, driven by the new AIC model

Rosh-Ha’Ayin, Israel – November 6, 2024 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production technologies, today reported results for the third quarter ended September 30, 2024.

“I am very pleased with the operational progress we achieved this quarter. We delivered gross margin expansion, returned to adjusted EBITDA profitability, and maintained positive cash generation as planned,” said Ronen Samuel, Kornit’s Chief Executive Officer.

He continued, “Our unsurpassed Apollo and MAX-powered products combined with our revamped go-to-market and our All-Inclusive-Click model are already expanding our serviceable market. This quarter we announced new customers such as Print Palace and Custom Ink that have chosen Kornit to shift their production from screen to digital-direct-to-garment. We are simultaneously seeing signs of a return to a growth-focused mindset from our core market with customers such as Monster Digital, Mad Engine Global and DO Apparel, all of whom have announced expansion of their on-demand digital production fleets with Kornit.”

“We are entering 2025 with the right products and the right model, and we are laser-focused on executing the plan we laid out at our Investor Event in September,” Mr. Samuel concluded.

Third Quarter 2024 Results of Operations

●	Total revenue for the third quarter of 2024 was $50.7 million compared with $59.2 million in the prior year period, due primarily to lower systems revenues.

●	GAAP gross profit margin for the third quarter of 2024 was 47.7% compared with 34.8% in the prior year period. On a non-GAAP basis, gross profit margin was 50.3% compared with 37.4% in the prior year period.

●	GAAP operating expenses for the third quarter of 2024 were $31.3 million compared with $35.3 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 14% to $26.8 million compared with the prior year period.

●	GAAP net loss for the third quarter of 2024 was $0.9 million, or ($0.02) per basic share, compared with net loss of $8.2 million, or ($0.17) per basic share, for the third quarter of 2023.

●	Non-GAAP net income for the third quarter of 2024 was $5.5 million, or $0.11 per diluted share, compared with non-GAAP net loss of $3.4 million, or ($0.07) per basic share, for the third quarter of 2023.

●	Adjusted EBITDA for the third quarter of 2024 was $1.5 million compared with adjusted EBITDA loss of $5.6 million for the third quarter of 2023. Adjusted EBITDA margin for the third quarter of 2024 was 2.9% compared with -9.5% for the third quarter of 2023.

Fourth Quarter 2024 Guidance

For the fourth quarter of 2024, the Company expects revenues to be in the range of $58 million to $63 million and adjusted EBITDA margin between 12% to 16%.

Third Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The international number is 1 809 406 247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter access ID 13746039. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on November 20, 2024. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion, and textile production technologies. The company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,861	$39,605
Short-term bank deposit	169,401	235,600
Marketable securities	217,949	57,292
Trade receivables, net	74,132	93,632
Inventory	66,326	67,712
Other accounts receivable and prepaid expenses	27,509	28,546
Total current assets	669,178	522,387

LONG-TERM ASSETS:
Marketable securities	59,910	223,203
Deposits and other long-term assets	20,704	8,209
Severance pay fund	298	283
Property,plant and equipment, net	46,144	50,905
Operating lease right-of-use assets	19,248	23,782
Intangible assets, net	6,145	7,647
Goodwill	29,164	29,164
Total long-term assets	181,613	343,193

Total assets	850,791	865,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	5,061	6,936
Employees and payroll accruals	12,483	12,121
Deferred revenues and advances from customers	1,541	2,158
Operating lease liabilities	3,251	5,073
Other payables and accrued expenses	18,210	23,814
Total current liabilities	40,546	50,102

LONG-TERM LIABILITIES:
Accrued severance pay	1,037	1,080
Operating lease liabilities	15,585	18,533
Other long-term liabilities	118	198
Total long-term liabilities	16,740	19,811

SHAREHOLDERS’ EQUITY	793,505	795,667

Total liabilities and shareholders’ equity	$850,791	$865,580

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues
Products	$36,996	$45,486	$100,375	$117,472
Services	13,736	13,738	42,754	45,729
Total revenues	50,732	59,224	143,129	163,201

Cost of revenues
Products	14,647	25,392	43,609	68,391
Services	11,875	13,212	38,887	42,425
Total cost of revenues	26,522	38,604	82,496	110,816

Gross profit	24,210	20,620	60,633	52,385

Operating expenses:
Research and development, net	9,973	12,038	31,797	38,027
Sales and marketing	14,441	15,586	43,213	48,927
General and administrative	6,919	7,654	21,728	25,143
Total operating expenses	31,333	35,278	96,738	112,097

Operating loss	(7,123)	(14,658)	(36,105)	(59,712)

Financial income, net	6,720	6,304	18,501	18,726
Loss before taxes on income	(403)	(8,354)	(17,604)	(40,986)

Taxes on income (tax benefit)	505	(193)	1,412	431
Net loss	$(908)	$(8,161)	$(19,016)	$(41,417)

Basic loss per share	$(0.02)	$(0.17)	$(0.40)	$(0.84)

Weighted average number of shares used in computing basic net loss per share	47,604,224	48,968,244	47,583,631	49,469,717

Diluted loss per share	$(0.02)	$(0.17)	$(0.40)	$(0.84)

Weighted average number of shares used in computing diluted net loss per share	47,604,224	48,968,244	47,583,631	49,469,717

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$50,732	$59,224	$143,129	$163,201

GAAP cost of revenues	$26,522	$38,604	$82,496	$110,816
Cost of product recorded for share-based compensation (1)	(502)	(632)	(1,494)	(1,811)
Cost of service recorded for share-based compensation (1)	(422)	(467)	(1,294)	(1,311)
Intangible assets amortization on cost of product (2)	(231)	(267)	(760)	(793)
Intangible assets amortization on cost of service (2)	(160)	(160)	(480)	(480)
Restructuring expenses (3)	-	-	(914)	(89)
Non-GAAP cost of revenues	$25,207	$37,078	$77,554	$106,332

GAAP gross profit	$24,210	$20,620	$60,633	$52,385
Gross profit adjustments	1,315	1,526	4,942	4,484
Non-GAAP gross profit	$25,525	$22,146	$65,575	$56,869

GAAP operating expenses	$31,333	$35,278	$96,738	$112,097
Share-based compensation (1)	(4,431)	(4,050)	(13,884)	(13,822)
Intangible assets amortization (2)	(87)	(117)	(262)	(457)
Restructuring expenses (3)	-	-	(757)	(206)
Non-GAAP operating expenses	$26,815	$31,111	$81,835	$97,612

GAAP Financial income, net	$6,720	$6,304	$18,501	$18,726
Foreign exchange losses associated with ASC 842	441	(704)	557	(1,201)
Non-GAAP Financial income , net	$7,161	$5,600	$19,058	$17,525

GAAP Taxes on income	$505	$(193)	$1,412	$431
Non-cash deferred tax income	(173)	255	-	578
Non-GAAP Taxes on income	$332	$62	$1,412	$1,009

GAAP net loss	$(908)	$(8,161)	$(19,016)	$(41,417)
Share-based compensation (1)	5,355	5,149	16,672	16,944
Intangible assets amortization (2)	478	544	1,502	1,730
Restructuring expenses (3)	-	-	1,671	295
Foreign exchange losses associated with ASC 842	441	(704)	557	(1,201)
Non-cash deferred tax income	173	(255)	-	(578)
Non-GAAP net income (loss)	$5,539	$(3,427)	$1,386	$(24,227)

GAAP diluted loss per share	$(0.02)	$(0.17)	$(0.40)	$(0.84)

Non-GAAP diluted income (loss) per share	$0.11	$(0.07)	$0.03	$(0.49)

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	47,604,224	48,968,244	47,583,631	49,469,717

Shares used in computing Non-GAAP diluted net loss per share	49,988,803	48,968,244	49,166,345	49,469,717

(1) Share-based compensation
Cost of product revenues	$502	$632	$1,494	$1,811
Cost of service revenues	422	467	1,294	1,311
Research and development	1,384	1,478	4,055	4,430
Sales and marketing	1,650	1,747	5,016	5,054
General and administrative	1,397	825	4,813	4,338
	$5,355	$5,149	$16,672	$16,944
(2) Intangible assets amortization
Cost of product revenues	$231	$267	$760	$793
Cost of service revenues	160	160	480	480
Sales and marketing	87	117	262	457
	$478	$544	$1,502	$1,730

(3) Restructuring expenses
Cost of product revenues	$-	$-	$865	$89
Cost of service revenues	-	-	49	-
Research and development	-	-	235	20
Sales and marketing	-	-	190	186
General and administrative	-	-	332	-
	$-	$-	$1,671	$295

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net loss	$(908)	$(8,161)	$(19,016)	$(41,417)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,219	3,886	9,734	11,413
Fair value of warrants deducted from revenues	-	3,325	3,273	9,001
Share-based compensation	5,355	5,149	16,672	16,944
Amortization of premium and accretion of discount on marketable securities, net	(287)	148	(278)	673
Realized loss on sale and redemption of marketable securities	-	44	-	41
Change in operating assets and liabilities:
Trade receivables, net	5,329	(8,921)	19,500	(25,777)
Other accounts receivables and prepaid expenses	(447)	(686)	1,037	(1,452)
Inventory	4,094	4,567	130	6,507
Operating leases right-of-use assets and liabilities, net	339	(711)	(236)	(1,723)
Deposits and other long term assets	(440)	(301)	(1,659)	(2,179)
Trade payables	227	(1,887)	(1,706)	(3,589)
Employees and payroll accruals	914	(1,284)	1,436	1,205
Deferred revenues and advances from customers	55	(414)	(617)	(3,651)
Other payables and accrued expenses	(3,880)	(2,152)	(6,070)	(2,190)
Accrued severance pay, net	4	(76)	(58)	(138)
Other long - term liabilities	(20)	(254)	(80)	(944)
Net cash provided by (used in) operating activities	13,554	(7,728)	22,062	(37,276)

Cash flows from investing activities:

Purchase of property, plant and equipment	(774)	(1,003)	(3,497)	(6,072)
Investing in long term assets	(9,723)	-	(9,723)	-
Proceeds from short-term bank deposits, net	73,995	3	66,199	54,938
Proceeds from sales and redemption of marketable securities	7,000	1,990	10,494	7,240
Proceeds from maturities of marketable securities	8,750	2,970	44,629	14,222
Investment in marketable securities	(1,282)	(5,516)	(45,901)	(24,451)
Net cash provided by (used in) investing activities	77,966	(1,556)	62,201	45,877

Cash flows from financing activities:

Exercise of employee stock options	115	198	122	293
Payments related to shares withheld for taxes	(296)	-	(1,074)	(437)
Repurchase of ordinary shares	-	(15,948)	(9,055)	(36,766)
Net cash used in financing activities	(181)	(15,750)	(10,007)	(36,910)

Increase (decrease) in cash and cash equivalents	91,339	(25,034)	74,256	(28,309)
Cash and cash equivalents at the beginning of the period	22,522	101,322	39,605	104,597
Cash and cash equivalents at the end of the period	$113,861	$76,288	$113,861	$76,288

Non-cash investing and financing activities:

Purchase of property and equipment on credit	145	74	145	74
Inventory transferred to be used as property and equipment and long term assets	175	531	1,576	531
Property, plant and equipment transferred to be used as inventory	-	-	320	734
Lease liabilities arising from obtaining right-of-use assets	337	322	(1,071)	5,809

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Revenues	$50,732	$59,224	$143,129	$163,201

GAAP Net Loss	(908)	(8,161)	(19,016)	(41,417)
Taxes on income	505	(193)	1,412	431
Financial income	(6,720)	(6,304)	(18,501)	(18,726)
Share-based compensation	5,355	5,149	16,672	16,944
Intangible assets amortization	478	544	1,502	1,730
Restructuring expenses	-	-	1,671	295
Non-GAAP Operating Loss	(1,290)	(8,965)	(16,260)	(40,743)
Depreciation	2,741	3,342	8,232	9,683
Adjusted EBITDA	$1,451	$(5,623)	$(8,028)	$(31,060)